

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 5, 2009

Via U.S. mail and facsimile

Mr. Edward R. Carroll
Chief Financial Officer
Greenshift Corporation
One Penn Plaza; Suite 1612
New York, NY 10119

   RE: Form 10-K for the fiscal year ended December 31, 2008
     Form 10-KSB for the fiscal year ended December 31, 2007
     File No. 000-50469

Dear Mr. Carroll:

   We have reviewed your response letter dated April 20, 2009 as well as your Form 10-K for the year ended December 31, 2008 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. We continue to await the filing of your amended Form 10-K for the year ended
    December 31, 2007 to reclassify various items from non-operating expenses into
    operating expenses. When you file your restated Form 10-K, please address each of
    the items noted in comment 3 from our letter dated February 26, 2009.

Consolidated Financial Statements

Note 3. Significant Accounting Policies

Net Loss Per Common Share

3. Potential future dilutive securities include 996,279 of outstanding options and
    warrants, 407,115,928 of shares issuable for the conversion of convertible debentures,
    and 62,800,925 of shares issuable after the conversion of the Series B Preferred stock
    under the employee pool. The amount of potential future dilutive securities appears
    to exceed the number of available authorized shares. Please tell us what
    consideration you gave to paragraph 19 of EITF 00-19 in accounting for these
    contracts.

Note 9 – Goodwill and Intangible Assets

4. Please disclose your consideration of the recurring losses in the Biofuel Production &
    Sales segment in testing this reporting unit's goodwill for impairment in your annual
    assessment of goodwill as of December 31, 2008. We also remind you that paragraph
    28 of SFAS 142 requires you to test goodwill of a reporting unit for impairment
    between annual tests if an event occurs or circumstances change that would more
    likely than not reduce the fair value of a reporting unit below its carrying amount.

Note 16 – Debt and Purchase Obligations: Citizens Bank

5. We note your response to comment 8 from our letter dated February 26, 2009. As
    previously requested, please revise your filing to disclose your actual debt covenant
    ratios in addition to your required debt covenant ratios, with corresponding
    reconciliations to US GAAP amounts, if necessary. This will help investors
    understand the extent to which you are out of compliance with your debt covenants or
    how close you are to potentially violating your debt covenants. Given that you are in
    default, please disclose how these debt amounts are classified on your balance sheet.
    Refer to EITF 86-30.

Note 16 – Debt and Purchase Obligations: Sustainable Selling Shareholders

6. You disclose that you recognized a gain of $4.5 million during the year ended December 31, 2008 as a result of the forgiveness of debt by Paul Miller, a former shareholder of Sustainable and the current President of Sustainable. Please tell us how you considered the guidance provided in footnote 1 of paragraph 20 of APB 26 in determining the appropriateness of your accounting treatment.

Note 17 – Embedded Derivatives

7. It appears that the $1,386,851 of convertible debentures issued to MIF also contain variable conversion features. Please clarify your disclosure to address what consideration you gave to the conversion terms of these debentures pursuant to EITF 00-19.

Item 9A - Controls and Procedures

8. Your current disclosures do not provide management's evaluation of disclosure controls and procedures nor internal controls over financial reporting as of December 31, 2008. Please amend your filing to include all of the disclosures required by Items 307 and 308T of Regulation S-K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief